**Primary Business Name: USTOCKTRADE SECURITIES, INC.**     **BD Number: 16208**

**BD - AMENDMENT**

**10/08/2018**

### BD - INDIRECT OWNERS

| Ownership Codes: | NA - less than 5% | B - 10% but less than 25% | D - 50% but less than 75% |
|---|---|---|---|
| | A - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more |

| Full Legal Name | DE/FE/I | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|---|
| WEERESINGHE, ANTHONY | I | USTOCKTRADE, LLC | OWNER | 03/2010 | E | Y | N | xxx-xx-xxxx |